EXHIBIT 12b

CLECO POWER
COMPUTATION OF EARNINGS TO FIXED CHARGES
AND EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Unaudited)
	2002	2001	2000	1999	1998
	(Thousands, except ratios)

Earnings from continuing operations	$ 59,574	$ 59,138	$ 59,857	$ 56,683	$ 53,801
Income taxes	32,172	31,290	30,998	27,272	26,666

Earnings from continuing operations before income taxes	$ 91,746	$ 90,428	$ 90,855	$ 83,955	$ 80,467

Fixed charges:
Interest, long-term debt	$ 24,762	$ 23,813	$ 24,929	$ 25,377	$ 23,350
Interest, other (including interest on short-term debt)	4,001	3,304	3,427	1,755	3,666
Amortization of debt expense, premium, net	931	879	946	1,282	1,248
Portion of rentals representative of an interest factor	528	527	493	615	486

Total fixed charges	$ 30,222	$ 28,523	$ 29,795	$ 29,029	$ 28,750

Earnings from continuing operations before income taxes
and fixed charges	$ 121,968	$ 118,951	$ 120,650	$ 112,984	$ 109,217

Ratio of earnings to fixed charges	4.04x	4.17x	4.05x	3.89x	3.80x

Total fixed charges from above	$ 30,222	$ 28,523	$ 29,795	$ 29,029	$ 28,750
Preferred stock dividends	-	-	-	1,315	2,814

Total fixed charges and preferred stock dividends	$ 30,222	$ 28,523	$ 29,795	$ 30,344	$ 31,564

Ratio of earnings to combined fixed charges
and preferred stock dividends	4.04x	4.17x	4.05x	3.72x	3.46x